EXHIBIT B

GLINK ARTS GLOBAL GROUP, INC.

CODE OF ETHICS and PROFESSIONAL CONDUCT

We build our company foundation based on:
Trustworthy and Accountability
Highest quality services to our customers, partners
Create healthy environment for our employees
Strive for excellence and growth
Contribute to society and to human well-being

This Code of Ethics represent the values and ethics with which Glink Arts Global Group, Inc. conducts business and will continue to uphold the highest levels of our business dealings. This Code of Ethics also set out the basic standard of conduct expected from all Group employees throughout the organization.

I. Trust and Confident

We earn credibility from our partners, customers and shareholders by adhering to our commitments, displaying honesty and integrity and reaching company goals through honorable and transparent conduct.

II. Respect in the workplace

All employees are expected to respect their colleagues. We will not tolerate for any kind of discrimination based on race, age, disability, gender, religion, sexual orientation, harassment or victimization. All employees are expected to act and show professionalism while in the workplace.

III. Create a Culture of Open and Honest Communication

All employees are encouraged, and should feel comfortable to speak his or her mind, particularly with respect to ethics concerns. We will not tolerate retaliation against employees who raise genuine ethics concerns in good faith.

IV. Compliance with the Law

We are committed to uphold the laws, rules and regulations where we do business. We do expect employees to be transparent ethical whenever dealing with our company finances, products, customers, partners, shareholders and public image.

V. Accurate Public Disclosures

We will make certain that all disclosures made in financial reports and public documents are full, fair, accurate and in a timely manner. No company goal of any kind is ever an excuse for misrepresenting facts or falsifying records.

VI. Corporate Recordkeeping

We create, retain and dispose of our company records in compliance with company policies and guidelines, as well as all regulatory and legal requirements.

All corporate records must be true, accurate and complete. We must not improperly influence, manipulate or mislead any unauthorized audit, nor interfere with any auditor engaged to perform an internal independent audit.

VII. Confidential Information

We will not disclose confidential and nonpublic information about our company, employees, customers and business partners, without a valid business purpose and proper authorization.

VIII. Conflict of Interest

We must avoid any relationship or activity that might impair our ability to make objective and fair decision. Employees are expected to avoid any personal, financial or other interests which may hinder our willingness to fulfill our duties.

IX. Benefits

All employees are expected to not abuse their employment benefits, including time off, holidays, insurance, facilities, company car, or other benefits we offer.

X. Accountability

All employees are responsible for knowing and adhering to the values and standards set forth in this Code of Ethics. We take this Code of Ethics seriously, and violations are cause for disciplinary action which vary based on the violation committed. We may take legal action if corruption, embezzlement or other unlawful behavior takes place at any given time.
